                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            ASCENT MEDIA GROUP, INC.
                            ------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   043634 10 4
                ------------------------------------------------
                                 (CUSIP Number)

                                Charles Y. Tanabe
                    Senior Vice President and General Counsel
                            Liberty Media Corporation
                             12300 Liberty Boulevard
                            Englewood, Colorado 80112
                                 (720) 875-5400

   ---------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

   March 31, 2003, April 25, 2003, May 8, 2003, May 23, 2003, and June 2, 2003
--------------------------------------------------------------------------------
             (Date of Events which Require Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO. 043634 10 4

================================================================================
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     1        LIBERTY MEDIA CORPORATION
              84-1288730

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)   [ ]

              (b)   [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              WC
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER
                                      0
    NUMBER OF                 --------------------------------------------------
      SHARES                   8      SHARED VOTING POWER
   BENEFICIALLY                       84,951,624 (1)
  OWNED BY EACH               --------------------------------------------------
    REPORTING                  9      SOLE DISPOSITIVE POWER
     PERSON                           0
                              --------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      84,951,624 (1)
--------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,951,624 (1)
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              94.6% (1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------


(1) Liberty Media Corporation ("Liberty") beneficially owns 28,455,555 shares of the Issuer's Class B Common Stock, par value $.01 per share, and 56,496,069 shares of the Issuer's Class A Common Stock, par value $.01 per share. Each share of the Issuer's Class B Common Stock is convertible, at the option of the holder, into one share of the Issuer's Class A Common Stock. The shares of the Issuer's Class B Common Stock beneficially owned by Liberty represent shares issuable to Liberty's subsidiaries upon conversion of certain convertible notes owned by such subsidiaries, as described in the Statement (as defined herein). There are no shares of the Issuer's Class B Common Stock outstanding, and no outstanding securities convertible into or exercisable or exchangeable for any such shares, other than the convertible notes beneficially owned by Liberty, as of June 9, 2003. The shares of the Issuer's Class A Common Stock beneficially owned by Liberty are all owned of record by Amethyst Merger Sub, Inc., an indirect wholly owned subsidiary of Liberty, and represent approximately 92% of the outstanding shares of the Issuer's Class A Common Stock, as of June 9, 2003.

CUSIP NO. 043634 10 4

================================================================================
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     1        LIBERTY LWR, INC.
              84-1564779

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)   [ ]

              (b)   [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              WC
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER
                                      0
    NUMBER OF                 --------------------------------------------------
      SHARES                   8      SHARED VOTING POWER
   BENEFICIALLY                       68,996,069 (1)
  OWNED BY EACH               --------------------------------------------------
    REPORTING                  9      SOLE DISPOSITIVE POWER
     PERSON                           0
                              --------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      68,996,069 (1)
--------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,996,069 (1)
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              93.4% (1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------


(1) Liberty LWR, Inc. ("LWR") beneficially owns 12,500,000 shares of the Issuer's Class B Common Stock and 56,496,069 shares of the Issuer's Class A Common Stock. Each share of the Issuer's Class B Common Stock is convertible, at the option of the holder, into one share of the Issuer's Class A Common Stock. The shares of the Issuer's Class B Common Stock beneficially owned by LWR represent 12,500,000 shares issuable to LWR upon conversion of certain convertible notes in which LWR owns a 100% participation interest, as described in the Statement. The shares of the Issuer's Class A Common Stock beneficially owned by LWR are held of record by Amethyst Merger Sub, Inc., a direct wholly owned subsidiary of LWR. LWR is a direct wholly owned subsidiary of Ascent Media Debt, Inc.

CUSIP NO. 043634 10 4

================================================================================
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     1        LIBERTY LIVEWIRE HOLDINGS, INC.
              84-1288730

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)   [ ]

              (b)   [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              WC
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER
                                      0
    NUMBER OF                 --------------------------------------------------
      SHARES                   8      SHARED VOTING POWER
   BENEFICIALLY                       0(1)
  OWNED BY EACH               --------------------------------------------------
    REPORTING                  9      SOLE DISPOSITIVE POWER
     PERSON                           0
                              --------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      0(1)
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0(1)
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------


(1) Liberty Livewire Holdings, Inc. ("Holdings") was dissolved on May 9, 2003. All the assets of Holdings were transferred to LWR.

CUSIP NO. 043634 10 4

================================================================================
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     1        ASCENT MEDIA DEBT, INC.
              27-0039842

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)   [ ]

              (b)   [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              WC
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER
                                      0
    NUMBER OF                 --------------------------------------------------
      SHARES                   8      SHARED VOTING POWER
   BENEFICIALLY                       84,951,624(1)
  OWNED BY EACH               --------------------------------------------------
    REPORTING                  9      SOLE DISPOSITIVE POWER
     PERSON                           0
                              --------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      84,951,624(1)
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              84,951,624(1)
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              94.6%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------


(1) Ascent Media Debt, Inc. ("Ascent Debt") beneficially owns 28,455,555 shares of the Issuer's Class B Common Stock and 56,496,069 shares of the Issuer's Class A Common Stock. Each share of the Issuer's Class B Common Stock is convertible, at the option of the holder, into one share of the Issuer's Class A Common Stock. The shares of the Issuer's Class B Common Stock beneficially owned by Ascent Debt represent 15,955,555 shares issuable to Ascent Debt and 12,500,000 shares issuable to Liberty LWR, Inc., a direct wholly owned subsidiary of Ascent Debt, upon conversion of certain convertible notes owned by Ascent Debt and as to which Ascent Debt and LWR respectively own the beneficial interest, as described in the Statement. The shares of the Issuer's Class A Common Stock beneficially owned by Ascent Debt are held of record by Amethyst Merger Sub, Inc., an indirect wholly owned subsidiary of Ascent Debt.

CUSIP NO. 043634 10 4

================================================================================
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     1        AMETHYST MERGER SUB, INC.

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)   [ ]

              (b)   [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              WC
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER
                                      0
    NUMBER OF                 --------------------------------------------------
      SHARES                   8      SHARED VOTING POWER
   BENEFICIALLY                       56,496,069(1)
  OWNED BY EACH               --------------------------------------------------
    REPORTING                  9      SOLE DISPOSITIVE POWER
     PERSON                           0
                              --------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      56,496,069(1)
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              56,496,069(1)
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              92.1%(1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------


(1) Amethyst Merger Sub, Inc., an indirect wholly owned subsidiary of Liberty Media Corporation, owns beneficially and of record 56,496,096 shares of the Issuer's Class A Common Stock.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 10)

                                  STATEMENT OF
                           LIBERTY MEDIA CORPORATION,
                             ASCENT MEDIA DEBT, INC.
                               LIBERTY LWR, INC.,
                         LIBERTY LIVEWIRE HOLDINGS, INC.
                                       AND
                            AMETHYST MERGER SUB, INC.

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                            ASCENT MEDIA GROUP, INC.
                (FORMERLY KNOWN AS LIBERTY LIVEWIRE CORPORATION)

     Liberty Media Corporation, a Delaware corporation ("Liberty"), Ascent Media Debt, Inc., a Delaware corporation ("Ascent Debt"), Liberty LWR, Inc., a Delaware corporation ("LWR"), Liberty Livewire Holdings, Inc., a Delaware corporation ("Holdings"), and Amethyst Merger Sub, Inc. ("Merger Sub" and together with Liberty, Ascent Debt and LWR, the "Reporting Persons"), hereby amend and supplement the Statement on Schedule 13D as originally filed by Liberty on January 20, 2000 (the "Original Filing") and amended by Statements on
Schedule 13D/A filed by Liberty on January 20, 2000, June 7, 2000, July 26, 2000, August 3, 2000, October 31, 2000 and March 13, 2001, by Liberty, LWR and Holdings on June 7, 2002 and October 18, 2002, and by Liberty, LWR, Holdings and Ascent Debt on January 30, 2003 (as so amended, the "Statement"), with respect to the Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Ascent Media Group, Inc. (formerly known as Liberty Livewire Corporation), a Delaware corporation (the "Issuer"). Ascent Debt is a direct wholly owned subsidiary of Liberty; LWR is a direct wholly owned subsidiary of Ascent Debt; and Merger Sub is a direct wholly owned subsidiary of LWR. Prior to its dissolution on May 9, 2003, Holdings was a direct majority owned subsidiary of LWR. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Statement.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is hereby supplemented and amended to include the following information:

     The prior Schedule 1 to the Statement is hereby deleted in its entirety and is replaced by the Schedule 1 attached hereto which contains the following information concerning each director, executive officer and controlling person of Liberty: (i) name and residence or business address; (ii) principal occupation or employment; (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv) citizenship. Schedule 1 attached hereto is incorporated herein by reference.

     The prior Schedule 2 to the Statement is hereby deleted in its entirety and is replaced by the Schedule 2 attached hereto which contains the following information concerning each director, executive officer and controlling person of Ascent Debt, LWR, Holdings and Merger Sub: (i) name and residence or business address; (ii) principal occupation or employment; (iii) the name, principal business address of any corporation or other organization in which such employment is conducted; and (iv) citizenship. Schedule 2 attached hereto is incorporated herein by reference.

     During the last five years, none of the Reporting Persons and none of the persons named on Schedule 1 and Schedule 2 (the "Schedule Persons") (to the knowledge of the Reporting Persons) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Persons nor any of the Schedule Persons (to the knowledge of the Reporting Persons) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby supplemented and amended to include the following information:

     Since January 30, 2003, the date an amendment to the Original Filing was last filed, the Reporting Persons have acquired additional shares of the Issuer's Class B Common Stock as payment of interest due the Reporting Persons under the Subordinated Credit Agreement described in Item 5 below, and have also transferred securities of the Issuer among themselves as described in Item 5. The complete text of Item 5 is hereby incorporated herein by reference. After giving effect to the transactions described in Item 5, the Reporting Persons beneficially own approximately 94.6% of the Issuer's common stock and 99.9% of the total voting power represented by the Issuer's common stock.

     On April 25, 2003, Liberty announced its intention to acquire all the shares of the Issuer that Liberty and its subsidiaries do not already own, through the merger of Amethyst Merger Sub, Inc. ("Merger Sub"), a newly formed indirect subsidiary of Liberty, with and into the Issuer.

     Liberty has authorized the merger of Merger Sub with and into the Issuer for the purpose of acquiring the minority interest in the Issuer currently held by the public. If Liberty completes this merger, Merger Sub will be merged with and into the Issuer and the Issuer will be the surviving corporation in the merger and will become an indirect wholly owned subsidiary of Liberty.

     At the effective time of the merger, each holder of shares of the Issuer's Class A Common Stock who has not validly exercised appraisal rights under Delaware law will be entitled to receive 0.1147 of a share of Liberty Series A common stock for each share of the Issuer's Class A Common Stock held immediately prior to the merger.

     Liberty expects the merger to become effective on July 1, 2003. Liberty may also elect not to proceed with the merger at any time prior to the filing of the certificate of ownership and merger if it should determine that the merger is no longer in the best interests of Liberty.

     The merger is intended to be a taxable transaction to the holders of the Issuer's outstanding common stock, other than the Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby supplemented and amended to include the following information:

(a) and (b)    The Reporting Persons' aggregate ownership interests in
               the securities of the Issuer has changed since January 30, 2003, the date an amendment to the Original Filing was last filed, due to interest payments under the subordinated credit agreement between the Issuer and Liberty (the "Subordinated Credit
               Agreement"), which interest payments were paid by delivery of shares of Issuer's Class B Common Stock, as permitted in the Subordinated Credit Agreement. The information regarding the
               Reporting Persons' total interest in the securities of the Issuer set forth on the cover pages of this Statement is hereby incorporated into this item by reference.

(c)            Transactions in Securities

               (1) Interest payments.

               Pursuant to the terms of the Subordinated Credit Agreement, the Reporting Persons received the following interest payments from the Issuer in shares of the Issuer's Class B Common Stock for the interest period ended March 31, 2003:

                                           Number of Shares of
                       Interest Payee      Class B Common Stock
                       --------------      --------------------

                            LWR                  1,538,634

                          Holdings                751,000

                        Ascent Debt              1,819,671

               In the aggregate, the Reporting Persons have received 4,109,305 shares of the Issuer's Class B Common Stock in payment of interest pursuant to the Subordinated Credit Agreement since January 30, 2003.

               (2) Transfers between Reporting Persons and Conversion

     In connection with the proposed merger of Merger Sub, an indirect subsidiary of Liberty, with and into the Issuer, the Reporting Persons have made the following transfers of Issuer securities among themselves:

     (i) On or about May 8, 2003, Holdings transferred to LWR 5,387,866 shares of Class B Common Stock and a 100% participation interest in convertible subordinated notes of the Issuer in the original aggregate principal amount of $41,000,000, in connection with the dissolution of Holdings.

     (ii) On or about May 23, 2003, Liberty transferred to Ascent Debt (A) the 12,727,089 shares of Class B Common Stock theretofore held of record by Liberty and (B) all the capital stock of LWR.

     (iii) On or about May 23, 2003, Ascent Debt transferred to LWR the 12,727,089 shares of Class B Common Stock it received from Liberty, and the 1,819,671 shares of Class B Common Stock theretofore held of record by Ascent Debt.

     (iv) On or about June 2, 2003, LWR transferred to Merger Sub the 14,546,760 shares of Class B Common Stock it received from Ascent Debt and 45,600 shares of Class A Common Stock and 41,903,709 shares of Class B Common Stock theretofore held of record by LWR.

     (v) On June 2, 2003, Merger Sub converted 56,450,469 shares of Class B Common Stock held of record by Merger Sub into an equal number of shares of Class A Common Stock.

     (3) Summary of beneficial ownership.

The following chart summarizes the current beneficial ownership of the Issuer's equity securities by each of the Reporting Persons as of the date of this Statement. The shares listed below as beneficially owned by Liberty, Ascent Debt and LWR include the shares listed below as beneficially owned by their respective direct and indirect wholly owned subsidiaries:


---------------------------------------------------------------------------------------------------------
                                                               Shares of Class B Common
                     Shares of Class A    Shares of Class B       Stock Issuable Upon
 Reporting Person      Common Stock         Common Stock          Conversion of Notes            Total
---------------------------------------------------------------------------------------------------------

   Liberty              56,496,069               --                    28,455,555              84,951,624

   Ascent Debt          56,496,069               --                    28,455,555              84,951,624

   LWR                  56,496,069               --                    12,500,000              68,996,069

   Merger Sub           56,496,069               --                       --                   56,496,069
---------------------------------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 9, 2003


                                        LIBERTY MEDIA CORPORATION


                                        By: /s/ Elizabeth M. Markowski
                                           -----------------------------------
                                        Name: Elizabeth M. Markowski
                                        Title: Senior Vice President


                                        LIBERTY LWR, INC.

                                        By: /s/ Elizabeth M. Markowski
                                           -----------------------------------
                                        Name: Elizabeth M. Markowski
                                        Title: Senior Vice President


                                        LIBERTY LIVEWIRE HOLDINGS, INC.

                                        By: /s/ Elizabeth M. Markowski
                                           -----------------------------------
                                        Name: Elizabeth M. Markowski
                                        Title: Senior Vice President


                                        ASCENT MEDIA DEBT, INC.

                                        By: /s/ Elizabeth M. Markowski
                                           -----------------------------------
                                        Name: Elizabeth M. Markowski
                                        Title: Senior Vice President


                                        AMETHYST MERGER SUB, INC.

                                        By: /s/ Elizabeth M. Markowski
                                           -----------------------------------
                                        Name: Elizabeth M. Markowski
                                        Title: Senior Vice President

SCHEDULE 1 OF THE STATEMENT IS HEREBY AMENDED TO READ IN ITS ENTIRETY AS
FOLLOWS:

                                   SCHEDULE 1

          DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

     The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty") are set forth below. The principal business of Liberty is the ownership of interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses in the United States, Europe, South America and Asia. The principal businesses of the other entities listed below are as so listed. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of the Reporting Persons, all executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name and Business
Address (if applicable)            Principal Occupation and Principal Business (if applicable)
-----------------------            -----------------------------------------------------------
John C. Malone                     Chairman of the Board and Director of Liberty

Robert R. Bennett                  President, Chief Executive Officer and Director of Liberty

Donne F. Fisher                    Director of Liberty; President of Fisher
9781 Meridian Blvd., #200          Capital Partners, Ltd., a venture
Englewood, Colorado 80112          capital partnership

Paul A. Gould                      Director of Liberty; Managing Director of Allen & Company
711 5th Avenue, 8th Floor          Incorporated, an investment banking services company
New York, New York 10022

Gary S. Howard                     Executive Vice President, Chief Operating Officer and

Jerome H. Kern                     Director of Liberty Director of Liberty; Consultant,
4600 S. Syracuse St.               Kern Consulting LLC, a consulting company
Denver, Colorado 80237

David E. Rapley                    Director of Liberty

Larry E. Romrell                   Director of Liberty

David J.A. Flowers                 Senior Vice President and Treasurer of Liberty

Elizabeth M. Markowski             Senior Vice President of Liberty

Albert E. Rosenthaler              Senior Vice President of Liberty

Christopher W. Shean               Senior Vice President and Controller of Liberty

Charles Y. Tanabe                  Senior Vice President, General Counsel and Secretary of Liberty

    SCHEDULE 2 OF THE STATEMENT IS HEREBY AMENDED TO READ IN ITS ENTIRETY AS
                                    FOLLOWS:

                                   SCHEDULE 2

                       DIRECTORS AND EXECUTIVE OFFICERS OF

               LIBERTY LWR, INC., LIBERTY LIVEWIRE HOLDINGS, INC.
                           AND ASCENT MEDIA DEBT, INC.

     The name and present principal occupation of each director and executive officer of Liberty LWR, Inc. ("LWR"), Liberty Livewire Holdings, Inc. ("Holdings"), Ascent Media Debt, Inc. ("Ascent Debt") and Amethyst Merger Sub, Inc ("Merger Sub") are set forth below. The principal business of Liberty Media Corporation is the ownership of interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses in the United States, Europe, South America and Asia. The principal business of LWR, Holdings, Ascent Debt and Merger Sub is the direct or indirect ownership of their respective interest in Ascent Media Group, Inc. The business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of the Reporting Persons, all executive officers and directors listed on this Schedule 2 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                          Principal Occupation
----                          --------------------

John C. Malone                Chairman of the Board and Director of Liberty,
                              LWR, Holdings, Ascent Debt and Merger Sub

Robert R. Bennett             President, Chief Executive Officer and Director of
                              Liberty, LWR, Holdings, Ascent Debt and Merger Sub

Gary S. Howard                Executive Vice President, Chief Operating Officer
                              and Director of Liberty, LWR, Holdings, Ascent
                              Debt and Merger Sub

David J.A. Flowers            Senior Vice President and Treasurer of Liberty,
                              LWR, Holdings, Ascent Debt and Merger Sub

Elizabeth M. Markowski        Senior Vice President of Liberty, LWR, Holdings,
                              Ascent Debt and Merger Sub

Albert E. Rosenthaler         Senior Vice President of Liberty, LWR, Holdings,
                              Ascent Debt and Merger Sub

Christopher W. Shean          Senior Vice President and Controller of Liberty,
                              LWR, Holdings, Ascent Debt and Merger Sub

Charles Y. Tanabe             Senior Vice President, General Counsel and
                              Secretary of Liberty, LWR, Holdings, Ascent Debt and Merger Sub


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